UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

UNIVERSAL AMERICAN CORP.
(Name of Issuer)

Common Stock (par value $.01 per share)	91338E101
(Title of class of securities)	(CUSIP number)

Lee-Universal Holdings, LLC 650 Madison Avenue, 21st Floor New York, NY 10022 Attention: Mr. Joseph B. Rotberg Tel No. (212) 888-1500
(Name, address and telephone number of person authorized to receive notices and communications)

April 29, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON:		Lee-Universal Holdings, LLC
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	5,250,000
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	5,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		5,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		6.7%
14	TYPE OF REPORTING PERSON:		OO

1	NAME OF REPORTING PERSON:		Thomas H. Lee
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	5,278,054
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	5,278,054
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		5,278,054
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		6.7%
14	TYPE OF REPORTING PERSON:		IN

ITEM 1.           SECURITY AND ISSUER

The title of the class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”) of Universal American Corp., a Delaware corporation (formerly known as Universal American Spin Corp., previously known as Ulysses Spin Corp.) (the “Company”).  The address of the Company’s principal executive offices is Six International Drive, Suite 190, Rye Brook, NY 10573.

ITEM 2.           IDENTITY AND BACKGROUND

This statement on Schedule 13D is filed by Lee-Universal Holdings, LLC (“Lee-Universal”) and Thomas H. Lee (each a “Reporting Person” and, collectively, the “Reporting Persons”).

Lee-Universal is a Delaware limited liability company. The members of Lee-Universal are Thomas H. Lee, Lee Equity Partners Fund, L.P., a Delaware limited partnership (“Lee Equity”), Lee Equity Strategic Partners Fund, L.P., a Delaware limited partnership (“Lee Strategic “) and Lee Equity Strategic Partners Fund (Offshore), L.P., a Cayman Islands exempted limited partnership (“Lee Offshore” and, together with Lee Equity and Lee Strategic, the “Lee Equity Funds”). Lee Equity Partners GP, LLC, a Delaware limited liability company, is the general partner of each of the Lee Equity Funds (the “General Partner”).

Lee Equity Partners, LLC, a Delaware limited liability company (the “Investment Manager”), is the non-member manager of Lee-Universal and serves as the investment manager of the Lee Equity Funds. Thomas H. Lee is the managing member of the Investment Manager. Thomas H. Lee is also a managing member of the General Partner, and any action, consent, approval, election, decision or determination of the managing members of the General Partner requires Mr. Lee’s consent.

Thomas H. Lee and the Lee Equity Funds purchased their membership interests in Lee-Universal from Lee Funding, L.P., an affiliate of Thomas H. Lee and the Lee Equity Funds, on March 31, 2009.

The principal business address and principal office address of each of Lee-Universal, the Lee Equity Funds, the Investment Manager and the General Partner is 650 Madison Avenue, New York, New York 10022. The principal business of each of Lee-Universal, the Lee Equity Funds and the General Partner is investments. The principal business of Mr. Lee and the Investment Manager is managing investments.

The name and present principal occupation or employment of each director and executive officer of the Investment Manager and the General Partner (other than Thomas H. Lee) are as follows:

Name	Principal Occupation or Employment
Mark Gormley	Partner and Managing Director

Benjamin Hochberg	Partner and Managing Director
Yoo Jin Kim	Partner and Managing Director
David J. Morrison	Partner and Managing Director
Joseph B. Rotberg	Chief Financial Officer

Thomas H. Lee and each of the other above-listed individuals is a citizen of the United States of America.

The business address of Thomas H. Lee and each of the other above-listed individuals is at Lee-Universal’s offices, 650 Madison Avenue, New York, New York 10022.

During the last five years, none of Thomas H. Lee, Lee-Universal, the Lee Equity Funds, the Investment Manager, the General Partner nor, to the best of their knowledge, any of their officers and directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

On April 29, 2011 (the “Closing Date”), CVS Caremark Corporation (“CVS”) and Caremark Ulysses Holding Corp. (formerly known as Universal American Corporation) (“Old UAM”) consummated the Merger (as defined below) contemplated by the Agreement and Plan of Merger, dated December 30, 2010, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated March 30, 2011, by and among CVS, Ulysses Merger Sub, LLC (“Merger Sub”), and Old UAM (as amended, the “Merger Agreement”).  Pursuant to the terms of the Merger Agreement and the Separation Agreement, dated as of December 30, 2010, as amended by that certain Amendment No. 1 to Separation Agreement, dated March 8, 2011 (as amended, the “Separation Agreement”), by and among CVS, the Company, and Old UAM: (i) the Reporting Persons became entitled to receive 5,250,000 shares of Common Stock and $73,500,000 in cash in exchange for 5,250,000 shares of common stock, par value $0.01 per share, of Old UAM; and (ii) Thomas H. Lee became entitled to receive (a) 700 shares of Common Stock and $9,800 in cash in exchange for 700 shares of common stock, par value $0.01 per share, of Old UAM owned by the Investment Manager, and (b) 4,900 shares of Common Stock and $68,600 in cash in exchange for 4,900 shares of restricted common stock of Old UAM owned by the Investment Manager.  Pursuant to the terms of the Separation Agreement, Thomas H. Lee is also entitled to receive 27,354 shares of Common Stock and $255,523.64 in cash in exchange for 45,200 options of Old UAM owned by the Investment Manager.

References to, and descriptions of, the Merger Agreement and the Separation Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Merger Agreement and the Separation Agreement.  The Merger Agreement is included as Annex A to Old UAM’s Definitive Proxy Statement filed April 4, 2011, and is incorporated herein by reference into this Item 3 in its entirety.  The Separation Agreement is included as Annex B to Old UAM’s Definitive Proxy Statement filed April 4, 2011, and is incorporated herein by reference into this Item 3 in its entirety.

ITEM 4.           PURPOSE OF TRANSACTION

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

On December 30, 2010, CVS, Merger Sub, and Old UAM entered into the Merger Agreement.  Pursuant to the Merger Agreement, (1) immediately prior to the Merger (as defined below), Old UAM separated all of its businesses other than its Medicare Part D Business, and transferred those businesses to the Company and its subsidiaries and (2) Merger Sub merged with and into Old UAM (the “Merger”), with Old UAM continuing as the surviving corporation and a wholly-owned subsidiary of CVS.  Upon consummation of the Merger, the Reporting Persons received the merger consideration described in Item 3 and immediately after consummation of the Merger, Mr. Mark Gormley was appointed to the board of directors of the Company effective as of the Closing Date.  On May 2, 2011, the Company granted to the Investment Manager, at the direction of Mr. Gormley, options to purchase an aggregate of 33,000 shares of Common Stock at an exercise price of $9.33 per share.  The options vest as follows: (i) 8,250 shares vest on May 2, 2012; (ii) 8,250 shares vest on May 2, 2013; (iii) 8,250 shares vest on May 2, 2014; and (iv) 8,250 shares vest on May 2, 2015.

Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives, (ii) the Company's financial condition, business, operations, competitive position, prospects and/or share price, (iii) industry, economic and/or securities markets conditions, (iv) alternative investment opportunities, and (v) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (A) purchase or otherwise acquire additional shares of Common Stock or other securities of the Company, or instruments convertible into or exercisable for any such securities (collectively, “Company Securities”), in the open market, in privately negotiated transactions or otherwise, (B) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (C) cause Company Securities to be distributed in kind to its investors, (D) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities, and/or (E) encourage (including, without limitation, through their designees on the Company's board of directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders, of the Company, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Company to consider or explore (i) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of the Reporting Persons may be proposed as acquirers or as a source of financing), (ii) changes to the Company’s capitalization or dividend policy, or (iii) other changes to the Company’s business or structure.

As further described in the Form 8-K filed by the Company on May 5, 2009 (the “Form 8-K”), on April 26, 2011, Old UAM and UAC Holding, Inc., a wholly-owned subsidiary of Old UAM, entered into a Stock Purchase Agreement (the “Purchase Agreement”) to sell 1,600,000 shares of Series A Mandatorily Redeemable Preferred Stock to be issued by the Company, par value $0.01 per share, with a liquidation preference of $25.00 per share (the “Series A Preferred Stock”), for an aggregate purchase price of $40 million. Pursuant to the Purchase Agreement, Mark Gormley purchased 79,200 shares of Series A Preferred Stock for an aggregate purchase price of $1,980,000.

ITEM 5.             INTEREST IN SECURITIES OF THE ISSUER

(a)–(b) The responses set forth on rows 7 through 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

As of April 29, 2011, the aggregate number of shares of Common Stock that Lee-Universal beneficially owned was 5,250,000 shares of Common Stock, representing approximately 6.7% of the outstanding shares of Common Stock (based on 78,238,990 shares of Common Stock outstanding). As of April 29, 2011, the aggregate number of shares of Common Stock that Thomas H. Lee beneficially owned was 5,278,054 shares of Common Stock (composed of 5,250,000 shares of Common Stock owned by Lee-Universal and 28,054 shares of Common Stock owned by the Investment Manager), representing approximately 6.7% of the outstanding shares of Common Stock (based on 78,238,990 shares of Common Stock outstanding).
As of April 29, 2011, Mark Gormley directly beneficially owned 50,659 shares of Common Stock and 79,200 shares of Series A Preferred Stock.

(c)           Except as set forth in Items 3, 4 and 5, the Reporting Persons and their officers and directors have not effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

(d)           The members of Lee-Universal do not have the right to, but may receive (at the discretion of Lee Equity Partners, LLC), dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Lee-Universal. The interest of one of the members, Lee Equity Partners Fund, L.P. relates to more than five percent of the Common Stock.

(e)    Not applicable.

ITEM 6.             MATERIALS TO BE FILED AS EXHIBITS

The responses to Items 3, 4 and 5 hereof, and the agreements and other documents that are Exhibits hereto, are incorporated herein by reference.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships

(legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.                      MATERIALS TO BE FILED AS EXHIBITS

Exhibit No.	Description
7.1	Joint Filing Agreement
7.2*	Amended and Restated Certificate of Incorporation of Universal American Spin Corp.
7.3**
Agreement and Plan of Merger, dated as of December 30, 2010, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of March 30, 2011, by and among CVS Caremark Corporation, Ulysses Merger Sub, LLC and Universal American Corp.

7.4***
Separation Agreement, dated as of December 30, 2010, as amended by Amendment No. 1 to Separation Agreement, dated as of March 8, 2011, by and among CVS Caremark Corporation, Ulysses Merger Sub, LLC and Universal American Corp.

_____________________
*       Incorporated by reference to Exhibit 3.1 to Caremark Ulysses Holding Corp.’s Registration Statement on Form S-4/A, filed March 31, 2011.

**     Incorporated by reference to Annex B to Caremark Ulysses Holding Corp.’s Definitive Proxy Statement filed April 4, 2011.

***   Incorporated by reference to Exhibit 3.1 to Caremark Ulysses Holding Corp.’s Registration Statement on Form S-4/A, filed March 31, 2011.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2011

LEE-UNIVERSAL HOLDINGS, LLC

By:	/s/ Joseph Rotberg
Name: Joseph Rotberg
Title: Chief Financial Officer

/s/ Thomas H. Lee
Thomas H. Lee